UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________________________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

______________________________________________________________________________

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Series D Cumulative Convertible Preferred Stock, no par value per share
(Title of Class of Securities)

963025606
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1320
Houston, TX 77027
(713) 333-5540

Jeffrey L. Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 258,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 258,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 258,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,883
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 305,883
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,883
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 305,883
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

Amendment No. 5 to Schedule 13D

The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the undersigned. This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.
Item 2 is hereby amended to add:
JCP Management also serves as the investment manager of certain managed accounts that hold Shares.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
The Shares owned by JCP Partnership and held in certain accounts managed by JCP Management (the “JCP Account”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), except as otherwise noted.  Of the 258,548 Shares beneficially owned by JCP Partnership, 224,960 of such Shares have an aggregate purchase price of approximately $3,750,237, excluding brokerage commissions, and 33,588 of such Shares were acquired in connection with the in-kind contribution as further explained in Amendment No. 3 to the Schedule 13D. The aggregate purchase price of the 47,335 Shares held in the JCP Account is approximately $602,987, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:
The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 3,600,636 Shares outstanding as of June 30, 2020, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2020.

A.	JCP Partnership

(a)	As of the close of business on August 13, 2020, JCP Partnership beneficially owned 258,548 Shares.
Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 258,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,548
4. Shared power to dispose or direct the disposition: 0

B.	JCP Partners

(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 258,548 Shares held by JCP Partnership.
Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 258,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,548
4. Shared power to dispose or direct the disposition: 0

C.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 258,548 Shares held by JCP Partnership.
Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 258,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,548
4. Shared power to dispose or direct the disposition: 0

D.	JCP Management

(a)	JCP Management, as the investment manager of JCP Partnership and the JCP Account, may be deemed the beneficial owner of the 305,883 Shares held by JCP Partnership and the JCP Account.
Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 305,883
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 305,883
4. Shared power to dispose or direct the disposition: 0

E.	Mr. Pappas

(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the 305,883 Shares held by JCP Partnership and the JCP Account.
Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 305,883
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 305,883
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares on behalf of the JCP Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2020

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

SCHEDULE A
The following tables sets forth all transactions by the Reporting Persons with respect to Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 13, 2020. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table excludes commissions paid in per share prices.

Shares of Series D Cumulative Convertible Preferred Stock Purchased	Price Per Share($)	Date of Purchase
THE JCP ACCOUNT

7,835	12.3981	7/08/2020
2,000	12.40	7/09/2020
7,500	12.5631	7/10/2020
10,000	12.75	7/14/2020
2,200	12.75	8/10/2020
500	12.75	8/11/2020
17,300	13.00	8/12/2020